January 25, 2011

Mr. Ben Farahi
Manager of the General Partner
Biggest Little Investments Limited Partnership
3702 South Virginia Street, Unit G2
Reno, Nevada 89502

> **Re:** **Biggest Little Investments Limited Partnership**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on March 19, 2010**
> **File No. 000-16856**

Dear Mr. Ben Farahi:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant